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WRITER'S DIRECT LINE

202 682-7296

July 21, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Greencore Group plc
<u>Commission File Number 82-4908</u>

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

PROCESSED
JUL 26 2004
THOMSON
FINANCIAL

7/26

DC1:\132053\01\2TW501!.DOC\50627.0004

GREENCORE GROUP PLC

CONTACT: MR. P.T. KENNEDY

TELEPHONE: +353 1 605 1003
FAX: +353 1 605 1103

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION FROM BRANDES INVESTMENT PARTNERS LLC ("BRANDES"), A U.S. REGISTERED INVESTMENT ADVISOR, DATED 15th JULY, 2004, THAT BRANDES HAS A NOTIFIABLE INTEREST IN 11,852,652 (6.2%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. THE SHARES ARE HELD ON BEHALF OF A RANGE OF CLIENTS OF BRANDES.

P.T. Kennedy
Chief Financial Officer

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

16th July, 2004.

02-4708

GREENCORE GROUP PLC

CONTACT: MS C.M. BERGIN

TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Board Appointment at Greencore Group plc ("Greencore")

The Board of Greencore Group plc announced on 24th June, 2004 that it had co-opted Mr. David Simons as a non-executive director of the company with effect from 1st July, 2004.

Mr. Simons ("the Director") has no unspent convictions, has never been declared bankrupt, nor has he ever been the subject of an individual voluntary arrangement or a receivership of any assets held by him. The Director was appointed a director with an executive function of Cellar 5 Group Limited and Defacto 936 Limited (part of the Parisa group of companies) in 2001 and was a director within the 12 months preceding the appointment of a liquidator under a creditors voluntary liquidation in February, 2003. Mr. Simons was aware of the financial status of those companies when appointed a director having been asked by the shareholders and lenders to the companies to assist in an attempted rescue. Other than those appointments, the Director has not been a director with an executive function of any company at the time of or within the 12 months preceding its bankruptcy, receivership, administration, liquidation, company voluntary arrangement or composition or arrangement with its creditors generally. There have been no public criticisms of the Director by any statutory or regulatory authority nor has the Director ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company. The Director has not been a partner of any partnership at the time or within 12 months preceding its compulsory liquidation, administration or partnership voluntary arrangement. The Director has not had a receiver appointed over any of his assets or any of the assets of the partnership of which he was a partner within 12 months after he ceased to be a partner of that partnership.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,
DUBLIN 2.

7th July, 2004.

GREENCORE GROUP PLC

CONTACT MS. C.M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1129

Greencore disposes of its interest in James Budgett Sugars Limited ("Budgetts") for €9.05 million.

Greencore Group plc ("Greencore") announces that it has today sold its interest in its associate, Budgetts, to Napier Brown Foods plc ("Napier Brown"). Greencore owns one third of Budgetts with ED & F Man Holdings Limited, holding the balance, the disposal of which also forms part of this transaction.

Budgetts is a UK based distributor of sugar to the food and soft drinks industries.

The value of the transaction in Greencore is €9.05 million which is comprised as follows:-

- €5.75 million cash paid at completion;
- Deferred consideration of €0.25 million cash paid on the second anniversary of completion;
- €0.42 million, being one third of the net debt of Budgetts at completion; and
- 1,395,349 new ordinary shares in Napier Brown Foods plc which will rank pari passu in all respects with the existing ordinary shares and which are expected to be admitted to trading on AIM shortly. On the closing middle market quotation of 126.5 pence per ordinary share on 6th July, 2004, these shares are valued at €2.63 million.

In its financial year ended 26 September, 2003, Greencore's share of the operating profit of Budgetts amounted to €1.6 million. Greencore's share of the net assets of Budgetts at completion amounted to €2.98 million; in addition goodwill of €1.83 million was written off to reserves on the date of Greencore's acquisition of its stake in Budgetts and will be included in the calculation of profit on disposal

Commenting on the sale, Greencore's Chief Executive, David Dilger said "The sale of our interest in Budgetts to Napier Brown will enable Greencore to continue to sharpen its focus on its growing convenience food activities."

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

7th July, 2004.

An exchange rate of €1 = Stg£0.6720 has been used for the purposes of this announcement.